February 20, 2019

Putnam International Equity Fund
100 Federal Street
Boston, Massachusetts 02110

Ladies and Gentlemen:

We have acted as counsel to Putnam International Equity Fund in connection with the Registration Statement of Putnam International Equity Fund on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of Putnam International Equity Fund with Putnam Europe Equity Fund and the issuance of shares of Putnam International Equity Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization among Putnam International Equity Fund and Putnam Europe Equity Fund, and, with respect to Section 5 only, Putnam Investment Management, LLC (the “Agreement”).

We have examined Putnam International Equity Fund’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Agreement and Declaration of Trust”), as well as Putnam International Equity Fund’s Amended and Restated Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. Putnam International Equity Fund is a duly established and validly existing unincorporated voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by Putnam International Equity Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

Putnam International Equity Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of Putnam International Equity Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of

Putnam International Equity Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by Putnam International Equity Fund or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of Putnam International Equity Fund for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Putnam International Equity Fund itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP